UNITED STATES

SECURITIES EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

MORGAN STANLEY

(Name of Issuer)

Common Stock, par value $0.01 per Share

(Title of Class of Securities)

617446448

(CUSIP Number)

Akira Kamiya

Managing Officer

Mitsubishi UFJ Financial Group, Inc.

7-1, Marunouchi 2-chome

Tokyo 100-8330, Japan

81-3-3240-1111

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

May 22, 2009

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

CUSIP NO. 617446448	13D	Page of Pages

1.	NAME OF REPORTING PERSON: Mitsubishi UFJ Financial Group, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions): SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION: Tokyo, Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH	7. SOLE VOTING POWER: 21.47%
8. SHARED VOTING POWER: N/A
9. SOLE DISPOSITIVE POWER: 21.47%
10. SHARED DISPOSITIVE POWER: N/A

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON: 339,839,033 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 21.47%
14.	TYPE OF REPORTING PERSON (See Instructions): CO

This statement (this “Amendment”) amends the Statement of Beneficial Ownership on Schedule 13D, filed on October 23, 2008 and amended by the first amendment thereto, filed on October 30, 2008 (as amended, the “Schedule 13D”), by Mitsubishi UFJ Financial Group, Inc. (“MUFG”), a joint stock company incorporated in Japan, with respect to shares of common stock (the “Common Stock”) of Morgan Stanley, a Delaware corporation (the “Company”). Capitalized terms used and not defined in this Amendment shall have the meanings set forth in the Schedule 13D. Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

On May 7, 2009, the Company announced its intention to issue shares of its Common Stock in a registered public offering (the “Offering”) as to which MUFG has preemptive rights under the terms of the Investor Agreement. On May 8, 2009, MUFG and the Company entered into a Letter Agreement (the “Letter Agreement”) whereby MUFG expressed its willingness to purchase shares of Common Stock in the Offering in amount equal to the lesser of (i) 20% of the aggregate number of shares of Common Stock sold in the Offering (including shares subject to the related over-allotment option) and (ii) the number of shares of Common Stock that could be purchased for $600,000,000 at the price per share paid by purchasers in the Offering (in each case, subject to MUFG’s right to purchase a sufficient number of shares of Common Stock to maintain an Investor Percentage Interest of at least 20%, as such term is defined in the Letter Agreement). On May 12, 2009, the Company announced that it would be increasing the size of the Offering from 146,000,000 shares of Common Stock (and 21,900,000 shares of Common Stock (the “Green Shoe Shares”) subject to the related over-allotment option) to 168,358,334 shares of Common Stock plus the Green Shoe Shares. The Company issued in the Offering 190,258,334 shares of Common Stock (including the Green Shoe Shares). Pursuant to the Letter Agreement, MUFG purchased in the Offering 29,375,000 shares (the “Purchased Common Shares”) of Common Stock at a price of $24 per share for an aggregate purchase price of $705,000,000 (the “Purchase Price”).

Also on May 8, 2009, MUFG and the Company entered into the Series C Preferred Stock Repurchase Agreement (the “Repurchase Agreement”). Under the Repurchase Agreement, MUFG and the Company agreed that, to the extent that MUFG purchases and acquires shares of Common Stock in the Offering, the Company would repurchase a number of shares (the “Repurchased Series C Shares”) of Series C Preferred Stock from MUFG in an amount equal to (x) the purchase price paid by MUFG for shares of Common Stock in the Offering divided by (y) $1,100 per share of Series C Preferred Stock (rounded down to the nearest whole number). In addition, MUFG, the Company and Morgan Stanley & Co. Incorporated (“Morgan Stanley & Co.”) entered into a Letter Agreement, dated as of May 13, 2009 (the “Second Letter Agreement”), whereby the parties thereto confirmed that settlement of the Purchased Common Shares shall occur on May 22, 2009 or as soon as practicable on the first business day thereafter following the Company having satisfied the applicable regulatory requirements in Japan. Under the Second Letter Agreement, MUFG assigned to Morgan Stanley & Co. its right to receive payment from the Company for the Repurchased Series C Shares. Pursuant to the Repurchase Agreement and the Second Letter Agreement, (i) the Company purchased from MUFG 640,909 shares of Series C Preferred Stock at a price of $1,100 per share for an aggregate purchase price of $705,000,000 (the “Repurchase Price”) and (ii) the Purchase Price and the Repurchase Price were netted against each other.

No other part of the Purchase Price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities described in this Amendment. The Letter Agreement, the Repurchase Agreement and the Second Letter Agreement are filed as Exhibit 8, Exhibit 9 and Exhibit 10, respectively, to this Amendment and are hereby incorporated by reference herein.

As of May 15, 2009, certain affiliates of MUFG held in the aggregate 14,878,125 shares of Common Stock in a fiduciary capacity as the trustee of trust accounts or as the manager of investment funds, other investment vehicles and managed accounts. MUFG disclaims beneficial ownership of such shares.

Except as noted above, Item 3 of the Schedule 13D is hereby incorporated by reference herein.

Item 4.	Purpose of Transaction

The purpose of the transactions described in this Amendment is to allow MUFG to exercise its preemptive rights under the Investor Agreement in order to maintain its desired level of ownership in the Company.

A.	Board Membership and Beneficial Ownership of Company Securities

On March 10, 2009, Mr. Nobuyuki Hirano, a Director of MUFG and a Senior Managing Director of The Bank of Tokyo-Mitsubishi UFJ, Ltd., was elected to serve as a Director on the Company’s Board of Directors. On the same date, Mr. Noriaki Goto was appointed to serve on behalf of MUFG as an Observer to the Company’s Board of Directors. Mr. Hirano and Mr. Goto were nominated by MUFG to serve as a Director and Observer, respectively, pursuant to the terms of the Investor Agreement.

B.	Registration Rights Applicable to MUFG

Pursuant to the Repurchase Agreement, MUFG and the Company agreed to amend the definition of the term “Registrable Securities” under the Registration Rights Agreement to include the shares of Common Stock purchased by MUFG in the Offering.

Except as noted above, Item 4 of the Schedule 13D is hereby incorporated by reference herein.

Item 5.	Interest in Securities of the Issuer

(a) Rows (7) through (11) and (13) of the cover pages to this Statement are hereby incorporated by reference. For purposes of calculating the percentages set forth in this Item 5, the number of shares outstanding is assumed to be 1,582,564,729 (which is the number of shares of Common Stock outstanding as of April 30, 2009, as reported by the Company in their quarterly report on Form 10-Q for the quarter ended March 31, 2009, plus the shares of Common Stock issuable upon conversion of the Series B Preferred Stock at the Initial Conversion Price).

As of May 22, 2009, MUFG beneficially owns 339,839,033 shares of Common Stock, representing approximately 21.47% of the outstanding shares of Common Stock of the Company (assuming full conversion of all of the shares of Series B Preferred Stock held by MUFG at the Initial Conversion Price and further assuming no conversion of any other securities not beneficially owned by MUFG that are convertible or exchangeable into shares of Common Stock).

(b) MUFG has the sole power to vote or direct the vote and to dispose or to direct the disposition of shares of Common Stock beneficially owned by it (including the shares of Common Stock issuable upon conversion of the Series B Preferred Stock) as indicated in rows (7) through (11) and (13) of the cover pages to this Statement.

(c) Except as described herein, neither MUFG nor, to its knowledge, any of its directors or executive officers has engaged in any transactions in shares of the Company’s Common Stock in the past 60 days except transactions in a fiduciary capacity as described under Item 3.

(d) No other person is known by MUFG to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Company’s securities beneficially owned by MUFG.

(e) Not applicable.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
8.	Letter Agreement, dated as of May 8, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

9.	Series C Preferred Stock Repurchase Agreement, dated as of May 8, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

10.	Letter Agreement, dated as of May 13, 2008, by and among Mitsubishi UFJ Financial Group, Inc., Morgan Stanley and Morgan Stanley & Co. Incorporated.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 22, 2009

MITSUBISHI UFJ FINANCIAL GROUP, INC.

By:	/s/ Akira Kamiya
Name:	Akira Kamiya
Title:	Managing Officer

EXHIBIT INDEX

Exhibit	Description
8.	Letter Agreement, dated as of May 8, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

9.	Series C Preferred Stock Repurchase Agreement, dated as of May 8, 2009, by and between Mitsubishi UFJ Financial Group, Inc. and Morgan Stanley.

10.	Letter Agreement, dated as of May 13, 2008, by and among Mitsubishi UFJ Financial Group, Inc., Morgan Stanley and Morgan Stanley & Co. Incorporated.